June 5, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Molecular Pharmacology (USA) Limited
EIN: 71-0900799

Commissioners:

We were previously the principal accountants for Molecular Pharmacology (USA) Limited, and we reported on the financial statements of Molecular Pharmacology (USA) Limited as of October 31, 2005 and 2004, and for the two years then ended. We have not provided any audit services to Molecular Pharmacology (USA) Limited since the audit of the October 31, 2005 financial statements. On June 2, 2006, we were dismissed as principal accountants. We have read Molecular Pharmacology (USA) Limited's statements which we understand will be filed with the Commission pursuant to Item 4 of Form 8-K. We agree with the statements concerning our Firm in Item 4 of the Form 8-K. We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

/s/ Cordovano and Honeck LLP

Cordovano and Honeck LLP